FORM 6-K

securities and exchange commission
washington, d.c.  20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of April 2020

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Companhia Energética de Minas Gerais – CEMIG

Filing of Report on Form 20-F for the Year Ended December 31,2019

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Companhia Energética de Minas Gerais – CEMIG (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, COVID-19 has caused severe disruptions in travel and transportation and limited access to the Company’s facilities resulting in limited support from its staff. This has, in turn, delayed the Company’s ability to complete its annual review and prepare the Report. Notwithstanding the foregoing, the Company expects to file the Report no later than 45 days from the Report’s original filing deadline of April 30, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its Report:

The Covid-19 pandemic, or other epidemics or outbreaks of infectious diseases, and its possible effects could adversely affect our business, operational results, and financial condition.

The Company is closely monitoring the impacts of the Covid-19 pandemic on the Brazilian macroeconomic environment, especially in relation to its business and the market in which it operates, and deciding on actions able to maintain the sustainability of its operations, mitigate economic and financial effects, and protect the health of its employees. In the first month of social isolation, the total load carried by the Brazilian electricity system fell by approximately 18%, most significantly in the residential and commercial consumer categories. The effects for the Company are on a similar scale to these national effects. There is also expected to be a consequent fall in our revenue during the second quarter of 2020. We cannot assure you whether this decrease in revenue had only a temporary effect or will represent a more prolonged impact on the Company’s result of operations, liquidity, and allowance for doubtful receivables.

The entities representing electricity companies are discussing measures to support the sector with the regulator (Aneel) and the Mining and Energy Ministry, with a view to ensuring that companies maintain adequate liquidity, and are able to comply with contracts in the electricity sector supply chain. This scenario results in the need for internal reassessment by the Company of its Investment Program, revision of the budgets for revenue and expenses, and alteration of the assumptions used in calculating the fair and recoverable value of certain financial and non-financial assets.

Considering that the Company cannot foresee the duration of the economic retraction arising from the pandemic and social isolation, and its impact on its market and revenue, nor the effectiveness of the actions being discussed by the federal government and the regulator for mitigation of the effects of the crisis, it is not yet possible to make any accurate estimate of the possible impacts of this scenario on the Company’s financial liquidity and results of operations.

Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or operations or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:   /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date:  April 28, 2020